NEWS RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES
OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Augusta Closes $30 Million Private Placement with HudBay Minerals

All figures in Canadian dollars

VANCOUVER, B.C., August 27, 2010 - Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or the “Company”) has closed the approximately $30 million private placement with HudBay Minerals Inc. (TSX: HBM) (“HudBay”) announced on August 23, 2010.

The transaction comprised 10,905,590 units at $2.75 per unit. Each unit consists of one common share of Augusta and one half of one common share purchase warrant. Each full warrant is exercisable for one common share of Augusta at $3.90 per share for a period of 18 months expiring on February 27, 2012. The warrants may be subject to accelerated expiry in certain circumstances.

HudBay now owns 11.0% of Augusta’s issued and outstanding common shares (13.6% on a fully diluted basis).

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities, including the common shares to be issued upon the exercise of the warrants, have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent such registration or an applicable exemption from such registration requirements.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont copper project near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2012 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer. The Company is traded on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:
Meghan Brown, Investor Relations Manager
tel: (604) 638 2002
email: mbrown@augustaresource.com

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 25, 2010. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com